NATIONAL INSTRUMENT 51-102

CONFIRMATION

Pursuant to section 4.11 of National Instrument 51-102, Lundin Mining Corporation hereby confirms that the Notice of Change of Auditor dated September 18, 2006, the letter from the former auditor, KPMG LLP, Chartered Accountants, and the letter from the successor auditor, PricewaterhouseCoopers LLP, Chartered Accountants, has been reviewed by its board of directors.

Dated this 18th day of September, 2006.

LUNDIN MINING CORPORATION

"Karl-Axel Waplan"

Karl-Axel Waplan
President